Exhibit 99.1

Skeena Announces Multiple 21A West Zone Expansions at Eskay Creek

Including 48.48 g/t AuEq over 12.12 metres

Vancouver, BC (September 6, 2022) Skeena Resources Limited (TSX: SKE, NYSE: SKE) (“Skeena” or the “Company”) is pleased to announce the first drilling results from the 2022 regional and near mine exploration programs at the Eskay Creek gold-silver Project (“Eskay Creek” or the “Project”) located in the Golden Triangle of British Columbia. Analytical results from the recently completed drill holes are detailed in this release. Additional results will be reported once available. Reference images are presented at the end of this release as well as on the Company’s website.

New 2022 Exploration Program Highlights:

•	1.66 g/t Au, 1.7 g/t Ag (1.68 g/t AuEq) over 31.30 m (SK-22-988, East Flank)

•	2.97 g/t Au, 3.0 g/t Ag (3.01 g/t AuEq) over 17.66 m (SK-22-990, East Flank)

•	2.27 g/t Au, 2.3 g/t Ag (2.30 g/t AuEq) over 21.00 m (SK-22-1006, 23 Zone)

•	1.31 g/t Au, 1.3 g/t Ag (1.33 g/t AuEq) over 47.50 m (SK-22-1008, 23 Zone)

•	1.85 g/t Au, 1.8 g/t Ag (1.87 g/t AuEq) over 27.68 m (SK-22-1018, East Flank)

•	1.52 g/t Au, 1.5 g/t Ag (1.54 g/t AuEq) over 31.60 m (SK-22-1023, East Flank)

•	1.74 g/t Au, 1.7 g/t Ag (1.76 g/t AuEq) over 46.77 m (SK-22-1028, 21AW)

•	1.45 g/t Au, 1.5 g/t Ag (1.47 g/t AuEq) over 29.50 m (SK-22-1032, 21AW)

•	47.50 g/t Au, 73.4 g/t Ag (48.48 g/t AuEq) over 12.12 m (SK-22-1093, 21AW)

Gold Equivalent (AuEq) calculated via the formula: Au (g/t) + [Ag (g/t) / 75]. True widths and zone geometries cannot be definitively determined at this time. Grade-capping of individual assays has not been applied to the Au and Ag assays informing the length-weighted AuEq composites. Metallurgical processing recoveries have not been applied to the AuEq calculation and are taken at 100%. Samples below detection limit were nulled to a value of zero.

New In-Pit Discovery Enhances 21A West Zone

Expanding upon the in-pit mineralization discovered in 2021 by drill hole SK-21-997 which intersected high-tenor gold mineralization averaging 8.78 g/t Au, 13 g/t Ag (8.95 g/t AuEq) over 34.00 m, the Company is pleased to report that 2022 drill hole SK-22-1093 has predictably lengthened the Rhyolite-hosted 21A West Zone (“21AW”) with a new high-grade interval averaging 47.50 g/t Au, 73.4 g/t Ag (48.48 g/t AuEq) over 12.12 m. Occurring entirely within the intended open-pit, 75 metres north of SK-21-997 at a vertical depth of only 50 metres below surface, this area of the Resource was never populated by previous drilling and as such was modelled as barren waste rock. Analytical results for three other 2022 drillholes within this 75-metre gap are pending. The Rhyolite-hosted mineralization within 21AW is not characterized by elevated concentrations of the epithermal suite of elements (Hg-As-Sb) as is the case with the Contact Mudstone hosted mineralization. The limited drilling to date in 21AW indicates that precious metal grades typically increase vertically up stratigraphy with closer proximity to the Contact Mudstone.

Additional 21AW in-pit expansions have been delineated 50 metres below SK-21-997 with exploratory drill hole SK-22-1032 which intersected two zones averaging 1.73 g/t Au, 1.7 g/t Ag (1.75 g/t AuEq) over 11.02 m and 1.45 g/t Au, 1.5 g/t Ag (1.47 g/t AuEq) over 29.50 m.

“The new results from the Rhyolite-hosted synvolcanic feeders clearly validate the predictability and robustness of our geological thesis”, notes Paul Geddes, the Company’s Senior Vice President of Exploration and Resource Development. “Due to the high precious metal grade required by previous operators, the Rhyolite-hosted mineralization was never a focus for our predecessors and hence lacked systematic exploration. We are very encouraged by the results to date and look forward to further enhancing the already robust Mineral Resource and economics of the project”.

“These exploration drill results demonstrate the potential for adding new, open-pit mineralization in the near-term to Eskay Creek”, commented Skeena’s President, Randy Reichert. “These new and evolving zones are contained within or near the proposed Eskay Creek open-pit. A Mineral Resource update will be completed following the 2022 drill program with the aim of upgrading at least a portion of the mineralization discovered in the 23 and 21A West Zones to the Indicated category for use in an updated mine plan.”

Southern Expansion Drilling Extends 21A West Zone Beyond Resource Limits

Situated 250 metres along strike to the south of the new in-pit discoveries, 2022 drill hole SK-22-1028 intersected 1.74 g/t Au, 1.7 g/t Ag (1.76 g/t AuEq) over 46.77 m in the same Rhyolite-hosted synvolcanic structure that hosts 21AW mineralization. This discovery occurs 100 metres vertically below surface and beyond the limits of the currently defined Eskay Creek resource. Additional drilling is planned for this area to potentially expand the mineralization up-dip to surface. Analytical results are pending for three other drillholes that were drilled in this 250-metre untested gap of the 21AW.

Company Conference Call for Release of 2022 Eskay Creek Feasibility Study

The Company will be hosting a conference call at 8:00 AM PT/11:00 AM ET on Thursday, September 8th, 2022 after the release of the Eskay Creek Feasibility Study. A presentation by management will be followed by Q&A.

Webcast URL with Audio - https://services.choruscall.ca/links/skeenaresources202209feas.html

Participant Telephone Numbers - Canada/US 1-800-319-4610, International Toll +1-604-638-5340

If you’d like to ask a question, please dial in. All callers should dial in 5-10 minutes prior to the schedule start time and simply ask to join the call.

About Skeena

Skeena Resources Limited is a Canadian mining exploration and development company focused on revitalizing the past-producing Eskay Creek gold-silver mine located in Tahltan Territory in the Golden Triangle of northwest British Columbia, Canada. The Company released a Prefeasibility Study for Eskay Creek in July 2021 which highlights an open-pit average grade of 4.57 g/t AuEq, an after-tax NPV5% of C$1.4B, 56% IRR, and a 1.4-year payback at US$1,550/oz Au. Skeena is currently completing both infill and exploration drilling to advance Eskay Creek to a full Feasibility Study, which will be released on Thursday, September 8th, 2022.

On behalf of the Board of Directors of Skeena Resources Limited,

Walter Coles Jr.

CEO & Director

Contact Information

Investor Inquiries: info@skeenaresources.com

Office Phone: +1 604 684 8725

Company Website: www.skeenaresources.com

Qualified Persons

Exploration activities at the Eskay Creek Project are administered on site by the Company’s Exploration Managers, Raegan Markel, P.Geo. and Director of Exploration, Adrian Newton P.Geo. In accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects, Paul Geddes, P.Geo. Senior Vice President Exploration and Resource Development, is the Qualified Person for the Company and has prepared, validated and approved the technical and scientific content of this news release. The Company strictly adheres to CIM Best Practices Guidelines in conducting, documenting, and reporting the exploration activities on its projects.

Quality Assurance – Quality Control

Once received from the drill and processed, all drill core samples are sawn in half, labelled and bagged. The remaining drill core is subsequently securely stored on site. Numbered security tags are applied to lab shipments for chain of custody requirements. The Company inserts quality control (QC) samples at regular intervals in the sample stream, including blanks and reference materials with all sample shipments to monitor laboratory performance. The QAQC program was designed and approved by Lynda Bloom, P.Geo. of Analytical Solutions Ltd., and is overseen by the Company’s Qualified Person, Paul Geddes, P.Geo, Vice President Exploration and Resource Development.

Drill core samples are submitted to ALS Geochemistry’s analytical facility in North Vancouver, British Columbia for preparation and analysis. The ALS facility is accredited to the ISO/IEC 17025 standard for gold assays and all analytical methods include quality control materials at set frequencies with established data acceptance criteria. The entire sample is crushed and 1 kg is pulverized. Analysis for gold is by 50 g fire assay fusion with atomic absorption (AAS) finish with a lower limit of 0.01 ppm and upper limit of 100 ppm. Samples with gold assays greater than 100 ppm are re-analyzed using a 50 g fire assay fusion with gravimetric finish. Analysis for silver is by 50 g fire assay fusion with gravimetric finish with a lower limit of 5ppm and upper limit of 10,000 ppm. Samples with silver assays greater than 10,000 ppm are re-analyzed using a gravimetric silver concentrate method. A selected number of samples are also analyzed using a 48 multi-element geochemical package by a 4-acid digestion, followed by Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) and Inductively Coupled Plasma Mass Spectroscopy (ICP-MS) and also for mercury using an aqua regia digest with Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) finish. Samples with sulfur reporting greater than 10% from the multi-element analysis are re-analyzed for total sulfur by Leco furnace and infrared spectroscopy.

Cautionary note regarding forward-looking statements

Certain statements and information contained or incorporated by reference in this news release constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively, “forward-looking statements”). These statements relate to future events or our future performance. The use of words such as “anticipates”, “believes”, “proposes”, “contemplates”, “generates”, “targets”, “is projected”, “is planned”, “considers”, “estimates”, “expects”, “is expected”, “potential” and similar expressions, or statements that certain actions, events or results “may”, “might”, “will”, “could”, or “would” be taken, achieved, or occur, may identify forward-looking statements. All statements other than statements of historical fact are forward-looking statements. Specific forward-looking statements contained herein include, but are not limited to, statements regarding the results of the Feasibility Study, processing capacity of the mine, anticipated mine life, probable reserves, estimated project capital and operating costs, sustaining costs, results of test work and studies, planned environmental assessments, the future price of metals, metal concentrate, and future exploration and development. Such forward-looking statements are based on material factors and/or assumptions which include, but are not limited to, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and the assumptions set forth herein and in the Company’s MD&A for the year ended December 31, 2021, its most recently filed interim MD&A, and the Company’s Annual Information Form (“AIF”) dated March 31, 2022. Such forward-looking statements represent the Company’s management expectations, estimates and projections regarding future events or circumstances on the date the statements are made, and are necessarily based on several estimates and assumptions that, while considered reasonable by the Company as of the date hereof, are not guarantees of future performance. Actual events and results may differ materially from those described herein, and are subject to significant operational, business, economic, and regulatory risks and uncertainties. The risks and uncertainties that may affect the forward-looking statements in this news release include, among others: the inherent risks involved in exploration and development of mineral properties, including permitting and other government approvals; changes in economic conditions, including changes in the price of gold and other key variables; changes in mine plans and other factors, including accidents, equipment breakdown, bad weather and other project execution delays, many of which are beyond the control of the Company; environmental risks and unanticipated reclamation expenses; and other risk factors identified in the Company’s MD&A for the year ended December 31, 2021, its most recently filed interim MD&A, the AIF dated March 31, 2022, and in the Company’s other periodic filings with securities and regulatory authorities in Canada and the United States that are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

Readers should not place undue reliance on such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made and Company does not undertake any obligations to update and/or revise any forward-looking statements except as required by applicable securities laws.

Cautionary note to U.S. Investors concerning estimates of mineral reserves and mineral resources

Skeena’s mineral reserves and mineral resources included or incorporated by reference herein have been estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) as required by Canadian securities regulatory authorities, which differ from the requirements of U.S. securities laws. The terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) “CIM Definition Standards – For Mineral Resources and Mineral Reserves” adopted by the CIM Council (as amended, the “CIM Definition Standards”). These standards differ significantly from the mineral property disclosure requirements of the U.S. Securities and Exchange Commission in Regulation S-K Subpart 1300 (the “SEC Modernization Rules”). Skeena is not currently subject to the SEC Modernization Rules. Accordingly, Skeena’s disclosure of mineralization and other technical information may differ significantly from the information that would be disclosed had Skeena prepared the information under the standards adopted under the SEC Modernization Rules.

In addition, investors are cautioned not to assume that any part or all of Skeena’s mineral resources constitute or will be converted into reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any “measured”, “indicated”, or “inferred” mineral resources that Skeena reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or prefeasibility studies, except in rare cases where permitted under NI 43-101.

For these reasons, the mineral reserve and mineral resource estimates and related information presented herein may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder.

Eskay Creek Project
21A and 21A West Zones
Vertical Section 9950N
20 Metre Section Envelope
Looking Grid North
2022 Au-Ag Resources
Skeena Drill Intercept (g/t AuEq / Metres)
Historic Drill Intercept (g/t AuEq / Metres)
2022 Proposed Drill Holes
Newly Discovered Mineralization
Surface
Basalt
Contact Mudstone
Rhyolite
New 21A West Zone
2022 Proposed Holes
21A Zone
SK-22-1093: 48.48/12.12
2.46 / 22.50
2.70 / 7.00
1.77 / 18.00
5.57 / 57.00
7.64 / 7.00
1.16 / 6.00
0.88 / 3.00
1.62 / 13.36
1.43 / 4.50
100 Metres
1000 mASL

Eskay Creek Project
21A and 21A West Zones
Vertical Section 9880N
20 Metre Section Envelope
Looking Grid North
2022 Au-Ag Resources
Skeena Drill Intercept (g/t AuEq / Metres)
Historic Drill Intercept (g/t AuEq/ Metres)
2022 Proposed Drill Holes
Newly Discovered Mineralization
Surface
Basalt
Contact Mudstone
2022 Proposed Holes
21A Zone
SK-21-997: 8.95 / 34.00
SK-22-1032: 1.75/11.02
New 21A West Zone
UNTESTED BY DRILLING
SK-22-1032: 1.47/29.50
SK-21-872: 1.36 / 19.50
UNTESTED BY DRILLING
2.48 / 21.22
0.71 / 13.95
6.20 / 55.28
2.85 / 54.90
2.29 / 80.33
0.82 / 25.73
1.57 / 41.39
1.65 / 58.77
PFS PIT LIMITS
Rhyolite
Lower Mudstone
100 Metres
Dacite

Eskay Creek Project
21A West Zone Strike Extension
Vertical Section 9650N
20 Metre Section Envelope
Looking Grid North
Skeena Drill Intercept (g/t AuEq / Metres)
2022 Proposed Drill Holes
Newly Discovered Mineralization
Surface
2022 Proposed Holes
1000 mASL
Rhyolite
SK-22-1028: 1.76/46.77
New 21A West Zone Strike Extension
Lower Mudstone
900 mASL
Dacite
UNTESTED BY DRILLING
Even Lower Mudstone
200 Metres
700 mE
800 mE
900 mE
1000 mE

Table 1: Eskay Creek Project 2022 Exploratory Drilling Campaign Length-Weighted Drill Hole Composites:

Hole-ID	From (m)	To (m)	Sample Length (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)
SK-22-915	520.50	521.50	1.00	2.64	2.6	2.68
SK-22-916	515.50	519.50	4.00	1.22	1.2	1.24
SK-22-916	525.07	538.00	12.93	0.67	0.7	0.68
SK-22-917	237.16	240.55	3.39	6.79	6.8	6.87
INCLUDING	237.16	238.32	1.16	10.60	10.6	10.74
SK-22-917	247.40	249.68	2.28	0.95	0.9	0.95
SK-22-917	273.96	277.50	3.54	9.70	9.7	9.83
INCLUDING	275.00	276.00	1.00	24.20	24.2	24.52
SK-22-917	375.00	378.97	3.97	0.97	1.0	0.99
SK-22-917	411.50	422.00	10.50	1.47	1.5	1.49
SK-22-917	428.00	429.50	1.50	1.71	1.7	1.73
SK-22-917	454.00	455.50	1.50	1.00	1.0	1.01
SK-22-917	580.00	583.00	3.00	0.64	0.6	0.64
SK-22-917	588.50	593.50	5.00	0.78	0.8	0.79
SK-22-917	609.00	613.00	4.00	0.52	0.5	0.53
SK-22-918	400.00	402.84	2.84	1.17	1.2	1.19
SK-22-918	473.50	481.00	7.50	1.27	1.3	1.29
SK-22-918	503.00	504.50	1.50	17.75	17.8	17.99
SK-22-919	6.00	6.60	0.60	1.18	1.2	1.20
SK-22-919	27.10	27.80	0.70	0.77	0.8	0.78
SK-22-919	49.20	64.00	14.80	0.93	0.9	0.94
SK-22-919	97.10	98.50	1.40	0.71	0.7	0.72
SK-22-919	105.50	108.00	2.50	0.79	0.8	0.80
SK-22-919	115.00	116.00	1.00	1.51	1.5	1.53
SK-22-920	242.00	243.50	1.50	0.68	0.7	0.69
SK-22-921	631.50	632.50	1.00	0.68	0.7	0.69
SK-22-959	36.00	45.00	9.00	0.66	0.7	0.66
SK-22-959	59.25	62.00	2.75	0.64	0.6	0.65
SK-22-959	80.12	94.50	14.38	1.04	1.0	1.05
SK-22-959	99.50	100.50	1.00	0.70	0.7	0.71
SK-22-959	135.05	144.50	9.45	0.97	1.0	0.98
SK-22-959	148.50	157.10	8.60	0.98	1.0	0.99
SK-22-960	6.52	20.08	13.56	2.32	2.3	2.35
SK-22-960	56.75	66.00	9.25	0.84	0.8	0.85
SK-22-960	92.50	95.50	3.00	1.46	1.5	1.48
SK-22-960	217.10	217.70	0.60	1.66	1.7	1.68
SK-22-960	283.50	284.65	1.15	0.79	0.8	0.80
SK-22-961	5.00	9.00	4.00	2.58	2.6	2.61
SK-22-961	45.50	48.50	3.00	1.24	1.2	1.26
SK-22-961	78.50	81.00	2.50	1.03	1.0	1.05
SK-22-961	84.95	87.50	2.55	0.66	0.7	0.67
SK-22-961	137.50	138.53	1.03	0.66	0.7	0.67
SK-22-961	145.87	146.50	0.63	0.65	0.7	0.66
SK-22-961	150.25	151.56	1.31	0.77	0.8	0.78
SK-22-961	155.16	156.44	1.28	0.80	0.8	0.81
SK-22-961	167.40	168.07	0.67	0.86	0.9	0.87
SK-22-961	183.83	184.33	0.50	1.56	1.6	1.58
SK-22-961	192.22	193.42	1.20	0.92	0.9	0.93
SK-22-961	200.68	201.82	1.14	0.72	0.7	0.73
SK-22-961	210.70	226.12	15.42	0.50	0.5	0.51
SK-22-961	231.49	237.00	5.51	1.72	1.7	1.74

Hole-ID	From (m)	To (m)	Sample Length (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)
SK-22-966	4.71	6.00	1.29	0.60	0.6	0.61
SK-22-966	38.85	40.00	1.15	0.73	0.7	0.74
SK-22-966	52.50	53.70	1.20	0.91	0.9	0.92
SK-22-966	64.00	68.00	4.00	0.64	0.6	0.65
SK-22-966	106.37	134.99	28.62	1.03	1.0	1.05
SK-22-966	158.21	159.60	1.39	1.25	1.2	1.26
SK-22-966	170.40	180.30	9.90	0.94	0.9	0.96
SK-22-966	190.40	194.18	3.78	0.92	0.9	0.93
SK-22-966	200.50	203.50	3.00	1.14	1.1	1.15
SK-22-967	2.50	6.00	3.50	0.83	0.8	0.84
SK-22-967	16.50	21.00	4.50	0.79	0.8	0.80
SK-22-967	44.82	56.00	11.18	2.01	2.0	2.03
SK-22-967	78.00	79.00	1.00	0.84	0.8	0.85
SK-22-967	133.00	134.50	1.50	0.85	0.9	0.86
SK-22-968	2.00	5.07	3.07	1.13	1.1	1.15
SK-22-968	62.00	79.00	17.00	0.93	0.9	0.95
SK-22-968	83.85	88.50	4.65	1.07	1.1	1.08
SK-22-968	112.00	113.50	1.50	0.74	0.7	0.75
SK-22-968	119.50	121.00	1.50	0.80	0.8	0.81
SK-22-968	130.00	131.41	1.41	1.56	1.6	1.57
SK-22-968	137.00	138.20	1.20	1.06	1.1	1.07
SK-22-969	15.50	17.00	1.50	0.73	0.7	0.74
SK-22-969	100.00	101.00	1.00	1.37	1.4	1.39
SK-22-969	171.00	172.50	1.50	0.99	1.0	1.00
SK-22-969	232.06	241.00	8.94	1.17	1.2	1.18
SK-22-969	268.50	269.50	1.00	0.61	0.6	0.62
SK-22-984	7.50	15.00	7.50	0.93	0.9	0.94
SK-22-984	176.61	180.95	4.34	1.32	1.3	1.34
SK-22-984	185.00	186.00	1.00	0.65	0.7	0.66
SK-22-984	191.07	191.80	0.73	0.77	0.8	0.78
SK-22-984	204.50	207.48	2.98	1.24	1.2	1.26
SK-22-984	244.50	245.50	1.00	1.24	1.2	1.26
SK-22-988	4.00	14.50	10.50	0.86	0.9	0.88
SK-22-988	64.00	67.00	3.00	1.17	1.2	1.18
SK-22-988	83.20	114.50	31.30	1.66	1.7	1.68
SK-22-988	122.00	131.00	9.00	0.56	0.6	0.57
SK-22-990	286.34	304.00	17.66	2.97	3.0	3.01
SK-22-990	309.00	311.00	2.00	1.84	1.8	1.87
SK-22-990	495.50	496.20	0.70	0.84	0.8	0.85
SK-22-990	564.00	565.50	1.50	0.65	0.7	0.66
SK-22-990	583.50	585.00	1.50	1.36	1.4	1.38
SK-22-990	618.00	622.50	4.50	0.78	0.8	0.79
SK-22-990	630.00	631.50	1.50	0.76	0.8	0.77
SK-22-995	36.50	50.50	14.00	3.04	3.0	3.07
SK-22-995	76.00	76.95	0.95	1.30	1.3	1.32
SK-22-995	87.25	91.27	4.02	0.62	0.6	0.63
SK-22-995	122.85	123.36	0.51	2.25	2.3	2.28
SK-22-995	234.50	235.50	1.00	4.56	4.6	4.62
SK-22-996	210.78	212.95	2.17	2.79	2.8	2.83
SK-22-998	169.00	170.23	1.23	0.89	0.9	0.90
SK-22-999	194.00	195.50	1.50	0.65	0.7	0.66
SK-22-1000	195.50	196.60	1.10	0.69	0.7	0.70
SK-22-1000	216.07	217.25	1.18	1.29	1.3	1.31
SK-22-1001	10.00	33.50	23.50	9.29	9.3	9.41
INCLUDING	28.37	29.50	1.13	21.20	21.2	21.48

Hole-ID	From (m)	To (m)	Sample Length (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)
AND	29.50	30.60	1.10	32.10	32.1	32.53
AND	30.60	32.00	1.40	79.40	79.4	80.46
AND	32.00	33.50	1.50	18.85	18.9	19.10
SK-22-1002	34.25	35.52	1.27	0.98	1.0	0.99
SK-22-1002	50.50	52.00	1.50	0.79	0.8	0.80
SK-22-1002	202.56	216.75	14.19	1.86	1.9	1.89
SK-22-1002	258.00	259.06	1.06	1.07	1.1	1.08
SK-22-1003	8.00	9.50	1.50	0.61	0.6	0.62
SK-22-1003	39.00	47.50	8.50	1.76	1.8	1.78
SK-22-1003	163.50	169.00	5.50	1.02	1.0	1.03
SK-22-1003	174.50	194.46	19.96	0.83	0.8	0.84
SK-22-1004						NSA
SK-22-1005	1.27	3.00	1.73	0.82	0.8	0.83
SK-22-1005	18.00	19.50	1.50	1.14	1.1	1.16
SK-22-1005	63.50	69.50	6.00	1.94	1.9	1.96
SK-22-1005	102.59	107.00	4.41	1.11	1.1	1.13
SK-22-1005	147.62	148.75	1.13	0.63	0.6	0.64
SK-22-1005	162.87	164.60	1.73	0.99	1.0	1.01
SK-22-1006	34.00	35.00	1.00	0.64	0.6	0.65
SK-22-1006	53.50	67.50	14.00	1.12	1.1	1.14
SK-22-1006	86.00	87.50	1.50	0.61	0.6	0.62
SK-22-1006	97.50	118.50	21.00	2.27	2.3	2.30
INCLUDING	112.15	113.25	1.10	11.05	11.1	11.20
SK-22-1007	13.00	15.00	2.00	1.03	1.0	1.04
SK-22-1007	19.50	29.50	10.00	0.69	0.7	0.70
SK-22-1007	167.00	168.47	1.47	1.10	1.1	1.11
SK-22-1007	181.50	183.00	1.50	1.10	1.1	1.11
SK-22-1008	53.20	100.70	47.50	1.31	1.3	1.33
INCLUDING	83.73	85.05	1.32	10.60	10.6	10.74
SK-22-1008	158.50	160.00	1.50	0.60	0.6	0.61
SK-22-1008	219.90	221.00	1.10	0.68	0.7	0.69
SK-22-1008	225.00	226.40	1.40	0.60	0.6	0.61
SK-22-1008	260.50	262.00	1.50	1.41	1.4	1.43
SK-22-1009	158.26	165.44	7.18	0.68	0.7	0.69
SK-22-1009	168.80	180.60	11.80	1.30	1.3	1.32
SK-22-1009	189.00	190.00	1.00	0.69	0.7	0.70
SK-22-1009	230.80	231.60	0.80	1.50	1.5	1.52
SK-22-1009	265.35	266.50	1.15	0.59	0.6	0.60
SK-22-1009	270.00	283.00	13.00	0.78	0.8	0.79
SK-22-1010	88.10	90.00	1.90	0.62	0.6	0.63
SK-22-1010	157.50	165.00	7.50	1.01	1.0	1.02
SK-22-1010	182.00	182.74	0.74	0.77	0.8	0.78
SK-22-1010	205.05	210.00	4.95	0.77	0.8	0.78
SK-22-1010	237.21	238.88	1.67	0.93	0.9	0.94
SK-22-1010	242.05	242.60	0.55	0.62	0.6	0.63
SK-22-1010	245.77	246.47	0.70	1.61	1.6	1.63
SK-22-1010	252.55	253.10	0.55	0.97	1.0	0.98
SK-22-1010	257.00	261.67	4.67	1.40	1.4	1.42
SK-22-1011	148.00	157.50	9.50	3.25	3.3	3.29
SK-22-1011	228.00	228.80	0.80	0.60	0.6	0.61
SK-22-1011	232.60	233.35	0.75	1.06	1.1	1.07
SK-22-1011	236.50	242.39	5.89	1.82	1.8	1.84
SK-22-1011	268.67	269.30	0.63	0.87	0.9	0.88
SK-22-1011	272.44	273.50	1.06	1.21	1.2	1.23
SK-22-1011	299.00	308.00	9.00	1.01	1.0	1.02

Hole-ID	From (m)	To (m)	Sample Length (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)
SK-22-1011	331.00	331.50	0.50	0.69	0.7	0.70
SK-22-1011	346.50	348.00	1.50	43.20	43.2	43.78
SK-22-1011	363.50	365.50	2.00	0.83	0.8	0.83
SK-22-1011	372.00	372.50	0.50	0.59	0.6	0.60
SK-22-1012	47.50	54.10	6.60	1.62	1.6	1.64
SK-22-1012	69.88	76.44	6.56	5.87	5.9	5.95
SK-22-1012	79.75	84.00	4.25	2.43	2.4	2.46
SK-22-1012	244.10	245.10	1.00	0.73	0.7	0.74
SK-22-1012	261.53	266.78	5.25	0.61	0.6	0.61
SK-22-1013	28.50	29.50	1.00	1.10	1.1	1.11
SK-22-1014	1.67	3.50	1.83	0.94	0.9	0.95
SK-22-1014	41.00	43.50	2.50	0.68	0.7	0.69
SK-22-1014	113.43	114.50	1.07	1.93	1.9	1.96
SK-22-1014	177.50	180.50	3.00	1.18	1.2	1.19
SK-22-1014	185.00	192.00	7.00	0.73	0.7	0.74
SK-22-1014	225.00	226.50	1.50	1.07	1.1	1.08
SK-22-1015	36.00	39.30	3.30	1.25	1.3	1.27
SK-22-1015	58.90	61.78	2.88	3.29	3.3	3.34
SK-22-1015	76.90	79.90	3.00	1.80	1.8	1.82
SK-22-1015	294.60	297.10	2.50	0.87	0.9	0.88
SK-22-1016	27.50	28.40	0.90	0.78	0.8	0.79
SK-22-1017	29.50	31.18	1.68	0.65	0.7	0.66
SK-22-1018	4.40	13.53	9.13	1.61	1.6	1.63
SK-22-1018	19.32	47.00	27.68	1.85	1.8	1.87
SK-22-1018	85.70	98.50	12.80	1.20	1.2	1.22
SK-22-1018	164.30	197.00	32.70	0.80	0.8	0.81
SK-22-1018	211.40	227.47	16.07	1.02	1.0	1.04
SK-22-1018	231.00	240.00	9.00	0.59	0.6	0.60
SK-22-1018	246.00	247.50	1.50	1.22	1.2	1.24
SK-22-1018	253.05	253.55	0.50	2.62	2.6	2.65
SK-22-1019	683.50	685.20	1.70	1.06	1.1	1.08
SK-22-1019	689.20	691.20	2.00	5.77	5.8	5.84
SK-22-1019	695.20	698.20	3.00	0.61	0.6	0.61
SK-22-1020	569.02	570.50	1.48	1.05	1.1	1.06
SK-22-1020	592.25	602.50	10.25	1.38	1.4	1.40
SK-22-1020	626.50	628.00	1.50	0.73	0.7	0.74
SK-22-1020	635.50	637.00	1.50	0.59	0.6	0.60
SK-22-1020	641.50	644.00	2.50	0.97	1.0	0.98
SK-22-1021	639.50	642.50	3.00	7.72	7.7	7.83
INCLUDING	640.50	641.60	1.10	18.45	18.5	18.70
SK-22-1022	638.50	640.00	1.50	0.77	0.8	0.78
SK-22-1023	9.30	23.18	13.88	1.97	2.0	2.00
SK-22-1023	27.82	39.50	11.68	0.79	0.8	0.80
SK-22-1023	60.40	92.00	31.60	1.52	1.5	1.54
SK-22-1023	108.00	111.50	3.50	1.10	1.1	1.11
SK-22-1023	116.00	122.00	6.00	1.57	1.6	1.59
SK-22-1023	138.40	143.50	5.10	1.11	1.1	1.12
SK-22-1023	147.00	164.67	17.67	0.71	0.7	0.72
SK-22-1023	168.00	180.25	12.25	0.65	0.6	0.66
SK-22-1023	191.50	203.80	12.30	1.17	1.2	1.19
SK-22-1024	22.00	38.00	16.00	0.77	0.8	0.78
SK-22-1024	53.00	56.00	3.00	2.31	2.3	2.34
SK-22-1024	60.94	62.00	1.06	0.61	0.6	0.62
SK-22-1024	87.50	93.50	6.00	3.78	3.8	3.83
SK-22-1024	133.77	134.75	0.98	1.51	1.5	1.53

Hole-ID	From (m)	To (m)	Sample Length (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)
SK-22-1024	147.07	153.69	6.62	0.82	0.8	0.83
SK-22-1024	220.40	223.60	3.20	0.39	0.4	0.39
SK-22-1024	232.00	235.00	3.00	1.24	1.2	1.26
SK-22-1024	242.50	244.00	1.50	1.93	1.9	1.96
SK-22-1025	4.00	10.00	6.00	0.69	0.7	0.70
SK-22-1025	37.00	38.50	1.50	0.74	0.7	0.75
SK-22-1025	79.00	96.00	17.00	0.65	0.7	0.66
SK-22-1025	99.42	100.14	0.72	1.98	2.0	2.01
SK-22-1025	119.00	120.50	1.50	1.03	1.0	1.04
SK-22-1025	146.00	147.50	1.50	13.20	13.2	13.38
SK-22-1025	173.00	174.50	1.50	6.52	6.5	6.61
SK-22-1025	200.00	215.00	15.00	0.70	0.7	0.71
SK-22-1026	0.47	10.50	10.03	0.75	0.7	0.76
SK-22-1026	18.00	19.50	1.50	0.66	0.7	0.67
SK-22-1026	93.00	104.50	11.50	1.80	1.8	1.82
SK-22-1026	154.50	166.50	12.00	0.79	0.8	0.80
SK-22-1026	172.50	174.00	1.50	0.66	0.7	0.67
SK-22-1026	178.50	208.00	29.50	0.74	0.7	0.75
SK-22-1027	17.00	18.50	1.50	0.62	0.6	0.63
SK-22-1027	26.50	27.00	0.50	0.68	0.7	0.69
SK-22-1027	43.00	44.50	1.50	0.66	0.7	0.67
SK-22-1028	76.00	77.50	1.50	8.60	8.6	8.71
SK-22-1028	85.00	86.50	1.50	0.67	0.7	0.68
SK-22-1028	109.50	111.00	1.50	0.64	0.6	0.65
SK-22-1028	123.00	124.50	1.50	0.59	0.6	0.60
SK-22-1028	174.90	221.67	46.77	1.74	1.7	1.76
SK-22-1028	263.40	267.50	4.10	0.67	0.7	0.68
SK-22-1028	273.00	290.33	17.33	0.64	0.6	0.65
SK-22-1028	315.30	315.90	0.60	0.77	0.8	0.78
SK-22-1029	87.35	88.50	1.15	3.99	4.0	4.04
SK-22-1029	106.00	107.50	1.50	1.24	1.2	1.26
SK-22-1029	182.70	197.00	14.30	0.58	0.6	0.59
SK-22-1029	201.00	207.00	6.00	1.35	1.4	1.37
SK-22-1029	229.50	235.50	6.00	1.81	1.8	1.83
SK-22-1029	240.50	248.50	8.00	0.79	0.8	0.80
SK-22-1029	274.75	276.87	2.12	1.30	1.3	1.32
SK-22-1030						PENDING
SK-22-1031						PENDING
SK-22-1032	37.00	38.00	1.00	0.61	0.6	0.62
SK-22-1032	45.48	56.50	11.02	1.73	1.7	1.75
SK-22-1032	60.00	61.19	1.19	1.60	1.6	1.62
SK-22-1032	70.00	99.50	29.50	1.45	1.5	1.47
SK-22-1033						PENDING
SK-22-1034	44.70	46.50	1.80	0.72	0.7	0.73
SK-22-1034	102.04	103.45	1.41	0.93	0.9	0.94
SK-22-1035	13.62	22.00	8.38	0.98	1.0	0.99
SK-22-1035	62.50	64.50	2.00	1.63	1.6	1.65
SK-22-1035	81.00	84.40	3.40	0.82	0.8	0.83
SK-22-1035	93.50	100.00	6.50	0.80	0.8	0.81
SK-22-1035	111.00	113.50	2.50	0.72	0.7	0.73
SK-22-1035	163.00	165.00	2.00	1.78	1.8	1.80
SK-22-1036	31.50	35.75	4.25	0.50	0.5	0.51
SK-22-1036	44.00	48.50	4.50	0.68	0.7	0.69
SK-22-1036	62.50	65.00	2.50	1.62	1.6	1.64
SK-22-1036	76.00	77.00	1.00	0.77	0.8	0.78

Hole-ID	From (m)	To (m)	Sample Length (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)
SK-22-1036	81.50	82.50	1.00	3.17	3.2	3.21
SK-22-1036	123.65	126.00	2.35	1.61	1.6	1.63
SK-22-1036	134.00	142.50	8.50	1.12	1.1	1.13
SK-22-1037						PENDING
SK-22-1038	70.00	75.50	5.50	0.52	0.5	0.53
SK-22-1038	84.25	99.00	14.75	1.10	1.1	1.11
SK-22-1038	103.50	105.00	1.50	0.87	0.9	0.88
SK-22-1038	109.50	124.50	15.00	1.28	1.3	1.30
SK-22-1038	128.63	135.38	6.75	1.03	1.0	1.04
SK-22-1038	172.00	172.77	0.77	1.28	1.3	1.30
SK-22-1038	201.00	202.00	1.00	1.08	1.1	1.09
SK-22-1039	61.35	70.50	9.15	0.80	0.8	0.82
SK-22-1039	76.00	77.50	1.50	0.60	0.6	0.61
SK-22-1039	80.91	82.00	1.09	0.67	0.7	0.68
SK-22-1039	88.00	89.00	1.00	0.74	0.7	0.75
SK-22-1039	105.00	110.86	5.86	0.65	0.7	0.66
SK-22-1040						PENDING
SK-22-1041	26.62	27.42	0.80	0.61	0.6	0.62
SK-22-1041	45.50	46.90	1.40	0.59	0.6	0.60
SK-22-1041	93.00	94.00	1.00	0.83	0.8	0.84
SK-22-1042	188.00	189.00	1.00	1.42	1.4	1.44
SK-22-1042	199.00	200.17	1.17	2.51	2.5	2.54
SK-22-1042	204.48	205.00	0.52	0.81	0.8	0.82
SK-22-1043						ND
SK-22-1044						ND
SK-22-1045						PENDING
SK-22-1046						PENDING
SK-22-1047						PENDING
SK-22-1048						PENDING
SK-22-1049						PENDING
SK-22-1050	113.64	121.23	7.59	0.67	3.5	0.72
SK-22-1050	126.00	128.00	2.00	0.60	4.7	0.66
SK-22-1051	56.80	58.31	1.51	1.23	1.2	1.24
SK-22-1051	62.00	63.50	1.50	1.26	1.3	1.28
SK-22-1051	68.50	73.60	5.10	0.68	0.7	0.69
SK-22-1051	90.57	98.88	8.31	0.89	0.9	0.91
SK-22-1051	177.00	177.63	0.63	0.94	0.9	0.95
SK-22-1051	233.50	234.90	1.40	0.67	0.7	0.68
SK-22-1052						PENDING
SK-22-1053	127.14	132.61	5.47	1.08	1.1	1.09
SK-22-1053	139.78	141.96	2.18	0.71	0.7	0.72
SK-22-1053	149.94	151.00	1.06	0.72	0.7	0.73
SK-22-1054						PENDING
SK-22-1055						PENDING
SK-22-1056						PENDING
SK-22-1057						PENDING
SK-22-1058						PENDING
SK-22-1059						PENDING
SK-22-1060						PENDING
SK-22-1061						PENDING
SK-22-1062						PENDING
SK-22-1063						PENDING
SK-22-1064						PENDING
SK-22-1065						PENDING
SK-22-1066						PENDING

Hole-ID	From (m)	To (m)	Sample Length (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)
SK-22-1067						PENDING
SK-22-1068						PENDING
SK-22-1069						PENDING
SK-22-1070						PENDING
SK-22-1071						PENDING
SK-22-1072	12.34	15.20	2.86	1.48	1.5	1.50
SK-22-1072	25.95	26.92	0.97	0.99	1.0	1.00
SK-22-1072	70.50	71.50	1.00	0.67	0.7	0.68
SK-22-1073						PENDING
SK-22-1074						PENDING
SK-22-1075						PENDING
SK-22-1076						PENDING
SK-22-1077						PENDING
SK-22-1078						PENDING
SK-22-1079						PENDING
SK-22-1080						PENDING
SK-22-1081						PENDING
SK-22-1082						PENDING
SK-22-1083						PENDING
SK-22-1084						PENDING
SK-22-1085						PENDING
SK-22-1086						PENDING
SK-22-1087						PENDING
SK-22-1088						PENDING
SK-22-1089						PENDING
SK-22-1090						PENDING
SK-22-1091						PENDING
SK-22-1092						PENDING
SK-22-1093	40.88	53.00	12.12	47.50	73.4	48.48
INCLUDING	40.88	41.74	0.86	10.00	0.7	10.01
AND	41.74	42.90	1.16	45.60	65.3	46.47
AND	42.90	43.51	0.61	39.60	82.1	40.69
AND	43.51	44.41	0.90	112.50	14.0	112.69
AND	44.41	45.90	1.49	62.20	145.0	64.13
AND	45.90	47.40	1.50	96.20	117.0	97.76
AND	47.40	48.90	1.50	45.70	149.0	47.69
AND	48.90	50.00	1.10	19.00	63.6	19.85
AND	50.00	51.00	1.00	17.10	34.3	17.56
AND	51.00	52.00	1.00	36.80	26.3	37.15
SK-22-1093	81.90	83.40	1.50	0.48	18.5	0.73

Gold Equivalent (AuEq) calculated via the formula: Au (g/t) + [Ag (g/t) / 75]. True widths and zone geometries cannot be definitively determined at this time. Grade-capping of individual assays has not been applied to the Au and Ag assays informing the length-weighted AuEq composites. Metallurgical processing recoveries have not been applied to the AuEq calculation and are taken at 100%. Samples below detection limit were nulled to a value of zero. ND – Not Drilled. NSA – No Significant Assays.

Table 2: Mine Grid Drill Hole Locations and Orientations:

Hole-ID	Easting (m)	Northing (m)	Elevation (m)	Length (m)	Azimuth (°)	Dip (°)
SK-22-912	9704.7	10999.3	830.2	719.3	112.0	-77.9
SK-22-915	9703.6	10999.3	830.2	737.7	80.9	-78.0
SK-22-916	9702.8	10999.8	830.2	719.4	56.9	-77.8
SK-22-917	9704.1	10999.4	830.2	668.0	50.2	-63.2
SK-22-918	9704.3	10999.4	830.2	653.3	37.0	-64.9
SK-22-919	9847.7	9209.2	1061.8	269.0	77.0	-50.2
SK-22-920	9619.9	10898.8	842.1	375.0	169.4	-49.8
SK-22-921	9619.6	10898.7	842.1	713.3	143.9	-62.0
SK-22-959	10082.7	10259.0	963.2	211.6	107.2	-70.3
SK-22-960	10082.8	10258.8	963.2	284.7	292.0	-49.9
SK-22-961	10081.7	10260.7	963.2	272.4	292.0	-70.1
SK-22-966	10082.4	10258.8	963.2	220.9	263.3	-89.5
SK-22-967	10099.5	10191.1	961.9	160.5	117.5	-50.1
SK-22-968	10098.5	10191.2	961.9	160.9	117.0	-70.2
SK-22-969	10098.1	10191.4	961.9	300.0	296.9	-50.1
SK-22-984	10097.5	10191.9	961.9	262.5	296.9	-64.9
SK-22-988	10098.8	10190.8	961.9	245.5	297.1	-85.1
SK-22-990	9619.6	10898.8	842.1	638.3	118.9	-61.0
SK-22-995	10083.8	10258.0	963.2	259.4	106.9	-50.3
SK-22-996	10150.8	10514.5	955.9	250.4	66.9	-60.0
SK-22-998	10153.5	10511.6	955.9	226.6	118.1	-56.0
SK-22-999	10151.8	10513.9	955.9	217.9	229.7	-88.1
SK-22-1000	10153.1	10512.0	955.9	238.6	337.0	-78.0
SK-22-1001	10132.1	10364.7	971.4	211.4	63.0	-49.0
SK-22-1002	10081.1	10128.2	964.1	277.5	296.9	-48.1
SK-22-1003	10080.9	10126.9	964.1	235.5	299.0	-63.0
SK-22-1004	10135.9	10278.6	977.6	199.3	44.1	-50.1
SK-22-1005	10136.0	10278.0	977.8	181.1	82.9	-49.1
SK-22-1006	10103.2	10090.3	971.4	175.5	127.3	-50.0
SK-22-1007	10102.6	10088.0	964.1	286.4	276.8	-45.0
SK-22-1008	10103.1	10087.9	964.1	272.1	276.0	-63.0
SK-22-1009	10150.7	10513.4	955.9	340.4	197.0	-70.0
SK-22-1010	10134.8	10624.0	942.8	271.5	222.2	-58.0
SK-22-1011	10134.3	10624.6	942.8	424.5	245.4	-62.0
SK-22-1012	10135.9	10622.7	942.2	331.9	356.8	-75.2
SK-22-1013	10182.4	10741.1	930.4	301.4	78.9	-62.0
SK-22-1014	10140.7	10151.7	969.1	244.0	91.9	-50.3
SK-22-1015	10181.4	10738.9	930.4	316.9	321.9	-69.3
SK-22-1016	10182.7	10739.9	930.4	286.1	112.0	-48.2
SK-22-1017	10182.2	10740.2	930.4	271.6	137.0	-70.0
SK-22-1018	10131.1	10364.7	971.4	301.4	271.6	-58.0
SK-22-1019	9161.1	9643.9	964.8	776.3	67.1	-47.9
SK-22-1020	9161.6	9643.7	966.2	659.3	82.0	-50.0
SK-22-1021	9206.6	10017.2	952.7	718.3	80.9	-50.0
SK-22-1022	9206.6	10016.1	952.7	709.3	95.1	-50.3
SK-22-1023	10131.5	10364.7	971.4	250.8	271.9	-75.1
SK-22-1024	10131.5	10365.2	971.4	271.0	337.0	-90.0
SK-22-1025	10144.9	9910.7	1000.0	231.8	97.0	-50.2
SK-22-1026	10145.0	9912.6	1000.0	253.0	54.1	-49.9
SK-22-1027	10031.9	9931.3	982.3	59.0	252.4	-80.1
SK-22-1028	9700.3	9634.1	1092.3	349.5	76.8	-49.9
SK-22-1029	9700.3	9633.1	1092.3	358.7	109.0	-50.4
SK-22-1032	9787.3	9875.7	1055.3	330.0	277.0	-77.0

Hole-ID	Easting (m)	Northing (m)	Elevation (m)	Length (m)	Azimuth (°)	Dip (°)
SK-22-1034	9986.2	9577.6	1012.7	150.9	146.8	-50.1
SK-22-1035	9980.4	9580.3	1012.7	214.1	261.6	-50.0
SK-22-1036	9981.2	9584.5	1012.7	201.7	322.1	-50.0
SK-22-1038	9861.0	9460.6	1079.2	207.0	106.9	-54.9
SK-22-1039	9859.9	9460.9	1079.2	220.0	107.1	-75.0
SK-22-1041	10031.7	9931.5	982.3	108.0	252.2	-79.9
SK-22-1042	9847.5	9209.0	1061.8	281.0	133.9	-50.1
SK-22-1050	9950.2	9813.9	986.2	208.6	92.0	-68.0
SK-22-1051	9950.2	9812.1	986.2	234.9	102.0	-50.0
SK-22-1053	9946.5	9811.4	986.2	190.6	218.8	-67.9
SK-22-1072	9984.1	9720.2	988.8	144.0	111.5	-50.5
SK-22-1093	9700.6	9949.3	1036.2	186.9	77.3	-55.0